2672 Dow Avenue, Tustin, CA 92780 tel: 714.630.6253 • fax: 714.619.2339 email: tony@mlineholdings.com web site: www.mlineholdings.com

February 26, 2012

Attention:

Mr. Jeffrey Jaramillo, Accounting Branch Chief

Mr. Kevin Kuhar, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.20549

Re:	M Line Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011.
Form 10-Q for the quarterly period ended September 30, 2011
Filed November 14, 2011
File No. 000-53265

Dear Mr. Jaramillo,

Thank you for your letter dated January 20, 2012 and we apologize for the delay in responding to you.

The information you requested is as follows:

1.	Fiscal 10-K for the Fiscal Year ended June 30, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27.

Results of operations, page 30, Revenue, page 32:

The increase in sales for the fiscal year ended June 30, 2011 compared to that in the prior year was primarily due to sales of equipment in the machine sales division, over a 100% increase, as follows:

	# of machines sold	Fiscal Year ended June 30, 2011	Average Price per machine sold	# of machines sold	Fiscal Year ended June 30, 2010	Average Price per machine sold

Sales:
Equipment	84	5,878,150	69,978	41	2,301,290	56,129

During 2009 and 2010 the commercial aerospace industry was deeply impacted by the weak economy that resulted in a slow-down in aircraft manufacture and refurbishment and as a result demand for equipment was low. The increase in sales in the Machine Sales Group is the result of an increase in demand for CNC machine tool equipment. The bad economy and the disaster in Japan caused a major slow down in the manufacture of new equipment. In fact most manufactures stopped carrying inventory of machines and as new equipment manufacture is based on orders and not purchased from inventory, deliveries now take between six to nine months. With the huge demand for equipment based on a much improved aerospace sector and due to the shortage of new equipment the used/refurbished CNC equipment market has dramatically improved. In addition the demand for equipment has seen the average sales price for refurbished equipment increase significantly as can be seen from the average prices per machine sold in fiscal 2011 compared to the comparable period in fiscal 2010. It should be understood that average sale prices can also change based on the size of equipment purchased for resale.

The increase in the Precision Machine Group was approximately 10% as follows:

	Fiscal Year ended June 30, 2011	Fiscal Year ended June 30, 2010

Sales	3,721,228	3,370,750

This increase reflected the improvement in business within the commercial aerospace sector. We anticipate that as a result of this continuing increase in activity within the aerospace industry, gross revenues will continue to grow in both the Machine Tool Group and in the Precision Manufacturing Group.

2.	Rental Income in the sum of $119,700.00 during the fiscal period ended June 30, 2011.

During the fiscal 2011 period there was rental income of $119,700 compared with $0 for the comparable period in fiscal 2010. The rental income was rent received by our subsidiary Eran Engineering from a company that we were considering acquiring. However after careful review, we decided not to go ahead with the transaction, and this company is therefore no longer in our location and renting space from us.

This company was not a related party, and the income received for leasing space was an “arms length” transaction. The only benefit that accrued to us as a result of this arrangement was the income received for leasing the space.

We do not expect to rent space in our location in future as we believe we will need all of the space to support the Company’s growth.

3.	Gain on debt settlement of $142,956.00 recorded in the fiscal statement for the year ended June 30, 2011.

The gain on debt settlement recorded for the fiscal year ended June 30, 2011 was $142,956 compared to $0 for the fiscal year ended June 30, 2010.

The gain resulted primarily as a result of the extinguishment of debt as follows:

(a)	The extinguishment of rental expense in our machine tool subsidiary as a result of negotiating a new lease for a new 5 year period. As a part of the negotiations the landlord waived all prior rental expense debt accrued. The accounting treatment was based on GAAP as we charged the expense as incurred and accrued and upon settlement eliminated the accrual. The resulting credit in the sum of $85,759 was treated as a gain on settlement of debt.
(b)	The company had accrued $120,166 for prior period legal service. This debt and the resulting lawsuit was settled by the issuance of 150,000 shares of common stock and a payment of $60,000 payable at $5,000 per month for twelve months. The shares were valued at $4,500 based on the market price at the time of issue. The resulting benefit of $55,666 was treated as a Gain on debt settlement. The accounting treatment was based on GAAP. The unpaid expense was accrued, settled at a lower sum and the resulting gain shown as a Gain on settlement of debt.

4.	Derivative Liability of $93,488.

The derivative liability for the fiscal year ended June 30, 2011 was $93,488 compared to $0 for the fiscal year ended June 30, 2010.

The company entered into an 8% per annum, convertible promissory note with a Finance institution. The financing institution had the right to convert the note to common stock based on a large discount off the market price. A derivative calculation was included on our financial statements that reflected the possible derivative liability that could result if the loan was converted to shares in the Company. The derivative liability was calculated using the Black Schole method.

The loan was repaid in May 2011, the consideration being a cash payment in full and final settlement of the outstanding liability and as a result the charge for the derivative liability was no longer necessary.

All accrued interest and the outstanding balance of the principal of the loan of $90,000 was paid.

Form 10-Q for the fiscal quarter ended September 30, 2011. Condensed Consolidated Statement of Operations, page 4.

5.	Gain on debt settlement of $85,184 for the period ended September 30, 2011.

The gain on debt settlement for the three months ended September 30, 2011 was $85,184 compared to $0 for the three month period ended March 31, 2010.

The primary items in the gain on debt settlement for this quarter are as follows:

(a)	The settlement of our lawsuit with Hwacheon. Hwacheon was a vendor of our discontinued subsidiary All American CNC Sales, Inc. Our settlement of this debt resulted in a gain of $45,274. The accounting treatment was based on GAAP as we charged the expense as incurred and accrued and upon settlement eliminated the accrual. The debt was settled for $65,000. The resulting credit gain of $45,274 was treated as a Gain (Loss) on settlement of debt.
(b)	The company had accrued $45,400 for prior period insurance costs. The company renegotiated the insurance contracts and new agreements were entered into and all prior debts eliminated. The accounting treatment was based on GAAP as we charged the expense as incurred and accrued and upon entering into new agreements eliminated the prior period expense resulting in a gain and shown as a Gain on settlement of debt.

We hope that the above fully answers the comments in your letter, however if we can be of any further assistance please do not hesitate to contact us.

Yours Sincerely,

/s/ Anthony Anish

Anthony L. Anish

Director/Secretary